UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Telular Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87970T208

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 87970T208

1	NAME OF REPORTING PERSON Robeco Investment Management, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-0202744
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 491,913
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 491,913
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,913
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.29%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 87970T208

ITEM 1(a).	NAME OF ISSUER:
Telular Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
311 South Wacker Drive Suite 4300 Chicago, IL 60606-6622
ITEM 2(a).	NAME OF PERSON FILING:
Robeco Investment Management, Inc.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
909 Third Ave. New York, NY 10022
ITEM 2(c).	CITIZENSHIP:
Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
87970T208
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
491,913
	(b)	Percent of class:
3.29%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
491,913
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
491,913
(iv) Shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
This Schedule is being filed with respect to 491,913 shares Telular Corporation (the Common Stock) held by Robeco Investment Management,Inc. (RIM) on 12/31/2010 for the discretionary account of certain clients. By reason of rule 13d-3 under the act RIM may be deemed to be a beneficial owner of such Common Stock. To the knowledge of RIM no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock which represents more than 5% of the outstanding shares of the Common Stock refered to in item 4(b) hereof.

Effective January 1, 2007, Boston Partners Asset Management, LLC (BPAM) which was a Delaware limited liability company registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended, merged into its parent company, Robeco Investment Management,Inc. ("RIM"), a Delaware corporation also registered as an investment adviser. RIM has been the parent of BPAM since 2002. Accordingly, reference should be made to BPAM (CIK #0000949682) for any prior filings relating to the holding of shares of common stock described herein.

Effective January 1, 2007, Robeco USA, L.L.C. ("Robeco") which was a Delaware limited liability company registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended, merged into its parent company, Robeco Investment Management,Inc. ("RIM"), a Delaware corporation also registered as an investment adviser. RIM has been the parent of Robeco 2001. Accordingly, reference should be made to Robeco (CIK #0000732926) for any prior filings relating to the holding of shares of common stock described herein.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
ITEM 10.	CERTIFICATION:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2011

Date

Robeco Investment Management, Inc. /s/ Liana Safanov

Signature
Liana Safanov , Compliance Officer

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).